UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 2, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2016 announcing Turkcell’s First Quarter 2016 results and Q1 2016 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2016 RESULTS

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1

First Quarter 2016 Results

Content
HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW OF THE FIRST QUARTER 2016
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
KKTCELL	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	As previously announced, starting from Q115, we now have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Call centers were previously included in Turkcell Turkey but are, with effect from the fourth quarter of 2015, now included in “Other subsidiaries”. We have made this change because we believe that our third party call center revenues are not telecom related. All figures presented in this document for prior periods have been restated to reflect this change.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2016 refer to the same item as at March 31, 2015. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2016, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•
With effect from Q4 2015, our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We will no longer present financial statements in USD. This change allows us align our Turkish and US reporting.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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First Quarter 2016 Results

FIRST QUARTER SUMMARY

•	Another all-time-high first quarter revenue and EBITDA1 performance from Turkcell Turkey and the Group

•	Turkcell Turkey’s revenues and EBITDA up 10.0% and 10.6%, respectively with an EBITDA margin of 31.3%; data and services revenues, comprising 42% of Turkcell Turkey revenues, up 31.1%

•	Group revenues and EBITDA up 8.3% and 8.1%, respectively with an EBITDA margin of 31.1%

•	Group net income as per IFRS up 298.8% to TRY563 million. Group proforma net income2 up 15.1% to TRY544 million

•	Turkcell International revenues up 2.1%, with positive growth after 7 quarters of decline, on an EBITDA margin of 27.2%

•	4.5G launch on April 1st with over 70% population coverage in 81 cities; around 5.0 million3 customers

•	First real converged offers in Turkey; single invoice, single call center and uninterrupted connection

•	Full year guidance4 maintained; Turkcell Turkey and Group revenue growth targeted at 8% - 10%, Group EBITDA margin targeted at 31% - 33% and Group operational capex over sales targeted at ~20%

FINANCIAL HIGHLIGHTS

TRY million	Q115	Q4155	Q116	y/y %	q/q %
Revenue	2,978.2	3,334.5	3,225.4	8.3%	(3.3%)
Turkcell Turkey	2,662.2	2,997.8	2,927.5	10.0%	(2.3%)
EBITDA1	926.8	1,058.2	1,001.5	8.1%	(5.4%)
Turkcell Turkey	828.2	955.8	916.1	10.6%	(4.2%)
EBITDA Margin	31.1%	31.7%	31.1%	-	(0.6pp)
Net Income	141.1	584.2	562.7	298.8%	(3.7%)

Proforma Net Income2	472.5	567.1	543.7	15.1%	(4.1%)

(1) EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation and the explanation of how we calculate Adjusted EBITDA to net income.

(2) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, share of profit of equity accounted investees (Fintur), and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

(3) Customers with 4.5G compatible devices and SIM cards

(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2016 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

(5) For our full Q4 15 results, please find our Q4 15 press release, which is available at http://www.turkcell.com.tr/en/aboutus/investor-relations/key-financial-and-operational-data/investor-kit   and is incorporated herein by reference (without update from the original release date).

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First Quarter 2016 Results

COMMENTS BY KAAN TERZIOGLU, CEO

Turkcell had a solid start to 2016, focused on data and digital services, following a customer centric approach with differentiation through 4.5G

We made a strong start to 2016, in line with our plans. We registered all-time-high first quarter revenue and EBITDA, both at the Turkcell Turkey and Turkcell Group level. Turkcell Turkey, comprising 91% of Group revenues, continued its double-digit growth at 10.0% year-on-year, recording an EBITDA margin of 31.3%. Group revenues rose 8.3% to TRY3.2 billion, while EBITDA increased 8.1% to TRY1.0 billion, achieving a 31.1% EBITDA margin. Proforma Group net income1 rose by 15.1% to TRY544 million, while net income as per IFRS increased 298.8% to TRY563 million.

In the first quarter of 2016, our key agenda item was the launch of 4.5G services on April 1st, which will underpin Turkey’s digital transformation. The Turkcell team has established a strong 4.5G network and made mobile broadband with 4.5G speed available in 81 cities with a population coverage of over 70%, within a short period of time. And since the launch, Turkcell customers have registered high demand for 4.5G. As of today 4.5G customers have reached 5.0 million2, while 4.5G data traffic on our network reached 22%.

We have started to implement our action plans across the dealer network, at our call center and on digital channels to meet all our customers’ needs through a single point of service with offers that bolster Turkcell’s positioning as a converged communications and technology services company. We are working to provide our customers a unique convergence experience on the back of our strength in mobile and fixed services. In this regard, having declared a list of ten principles, we are using every means to ensure customer satisfaction.

Turkcell Turkey: Continued growth in Postpaid, Fiber and TV

In the first quarter of 2016, the total number of subscribers in the five countries where we have direct operations reached 50.8 million, of which 35.2 million3 were in Turkey. Turkcell continued to gain postpaid, fiber and TV subscribers in the quarter. Postpaid customers rose by 1.2 million year on year, reaching 50% of our subscriber base. Fiber subscribers rose by 159 thousand year-on-year to 935 thousand, while total fixed subscribers amounted to 1.6 million. Turkcell TV+, which continues its rapid growth with 514 thousand yearly increase, reached 679 thousand total subscribers.

In accordance with our convergence strategy, the mobile triple play ratio, which includes voice, data and service users reached 17%4 while multiplay with TV service users increased to 30% of fiber residential customers.

Mobile ARPU rose by 8.8% to TRY24.7 and fixed residential ARPU rose 6.8% to TRY50.3 in the first quarter of 2016 due to a larger postpaid subscriber base, and increased data and services revenues.

Turkcell Consumer Financing solution to our customers’ technology needs

In March, our consumer financing company commenced operations across Turkey to facilitate the financing of our customers’ technology needs, and to improve the Group balance sheet, which is among our strategic priorities. Within a short period of time, Turkcell Consumer Financing Company has provided more than 400 thousand loans of approximately TRY500 million worth and supported the penetration of smart devices.  Indeed, smartphone penetration on our network rose by 13 percentage points to 55% year-on-year. With the increase in the number of smartphones, our data and service revenues grew 31% to TRY1.2 billion year-on-year, and accounted for 42% of Turkcell Turkey revenues.

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First Quarter 2016 Results

Additionally, through our mobile payment platform, named Paycell, we provide our customers various alternative means of payment, including via Turkcell invoice.  Over the past 12 months, this platform has seen 16 million transactions amounting to TRY440 million. Paycell, redefined with advanced technological capabilities, will serve both Turkcell and non-Turkcell customers.

We are opening services to all-access, providing globally competitive services

Our innovative services continued to expand rapidly during this quarter as well. We opened BiP, Turkcell TV+, Smart Storage, Goals on Your Mobile and our renamed music service fizy, to all-access.

Our new generation communication platform BiP has been downloaded 7.5 million times to date, and in 192 countries. BiP is one of the world’s most innovative applications with 39% of its users being from other operators.

Smart Storage, the most widely used personal cloud service in Turkey, has been downloaded 2.6 million times, while downloads on Turkey’s most popular music platform, fizy, have reached 5.7 million. Meanwhile, Goals on Your Mobile services has been downloaded 2.1 million times. As a result, our service revenues increased 57.2% year-on-year.

We are advancing in line with our plans in 2016

Having seen a solid start to the year, we believe that we can achieve our 2016 targets by providing a strong 4.5G network, along with our converged services. We would like to congratulate the Turkcell team and all of our stakeholders for their contribution to our success, and to thank our Board of Directors for their continued support. We would also like to express our gratitude towards our customers, who have shown their trust in us throughout our success story.

(1) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, share of profit of equity accounted investees (Fintur), and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”
(2) Customers with 4.5G compatible devices and SIM cards
(3) Total of mobile, fixed and IPTV subscribers
(4) Breakdown among mobile voice users which excludes subscribers who do not use their line in the last 3 months

5

First Quarter 2016 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE FIRST QUARTER 2016

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2016 in TRY terms. Selected financial information presented in this press release for the first and fourth quarters of 2015, and the first quarter of 2016 is based on IFRS figures.

Selected financial information for the first and fourth quarters of 2015, and the first quarter of 2016 prepared in accordance with IFRS and Turkish Accounting standards, is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q115	Q415	Q116	y/y %	q/q %
Total Revenue	2,978.2	3,334.5	3,225.4	8.3%	(3.3%)
Direct cost of revenues1	(1,828.6)	(2,054.8)	(2,018.8)	10.4%	(1.8%)
Direct cost of revenues1/revenues	(61.4%)	(61.6%)	(62.6%)	(1.2pp)	(1.0pp)
Depreciation and amortization	(394.3)	(437.0)	(454.8)	15.3%	4.1%
Gross Margin	38.6%	38.4%	37.4%	(1.2pp)	(1.0pp)
Administrative expenses	(140.8)	(165.9)	(178.7)	26.9%	7.7%
Administrative expenses/revenues	(4.7%)	(5.0%)	(5.5%)	(0.8pp)	(0.5pp)
Selling and marketing expenses	(476.3)	(492.6)	(481.2)	1.0%	(2.3%)
Selling and marketing expenses/revenues	(16.0%)	(14.8%)	(14.9%)	1.1pp	(0.1pp)
EBITDA2	926.8	1,058.2	1,001.5	8.1%	(5.4%)
EBITDA Margin	31.1%	31.7%	31.1%	-	(0.6pp)
EBIT3	532.5	621.2	546.7	2.7%	(12.0%)
Net finance income / (expense)	(483.4)	12.5	166.2	n.m.	n.m.
Finance expense	(735.7)	(141.0)	(55.0)	(92.5%)	(61.0%)
Finance income	252.3	153.5	221.2	(12.3%)	44.1%
Share of profit of associates	94.8	98.4	15.2	(84.0%)	(84.6%)
Other income / (expense)	(53.0)	(31.1)	(11.1)	(79.1%)	(64.3%)
Non-controlling interests	284.4	(7.6)	(10.9)	(103.8%)	43.4%
Income tax expense	(234.2)	(109.2)	(143.4)	(38.8%)	31.3%
Net Income	141.1	584.2	562.7	298.8%	(3.7%)

Proforma Net Income4	472.5	567.1	543.7	15.1%	(4.1%)

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, share of profit of equity accounted investees (Fintur), and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

Revenues of the Group rose by 8.3% year-on-year.

Turkcell Turkey revenues, comprising 91% of Group revenues, grew by 10.0% to TRY2,928 million (TRY2,662 million) due to a 10.0% rise in consumer segment revenues to TRY2,338 million (TRY2,124 million) and an 8.7% increase in corporate segment revenues to TRY525 million (TRY483 million).

•	Consumer and corporate segment revenues of Turkcell Turkey in total rose by 9.8%:

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First Quarter 2016 Results

-	Voice revenues fell 4.1% to TRY1,398 million (TRY1,459 million) in line with the global trend.

-	Data & services revenues, at 42% of Turkcell Turkey revenues, rose by 31.1% to TRY1,229 million (TRY937 million).

Data revenues grew by 26.4% to TRY1,003 million (TRY794 million). This was driven by a 25.8% rise in mobile broadband and 28.4% increase in fixed broadband revenues with higher smartphone penetration, more data users and a rise in data consumption.

Services and solutions revenues rose by 57.2% to TRY226 million (TRY144 million) mainly due to increased usage of Turkcell TV and fizy, along with other mobile services.

-	SMS revenues fell 2.9% to TRY132 million (TRY136 million). The slowdown in SMS revenue decline was driven by higher bundle offer penetration.

-	Other revenues comprising mainly hardware and software sales rose by 37.0% to TRY103 million (TRY75 million).

•	Wholesale revenues grew by 13.9% to TRY81 million (TRY71 million).

Turkcell International revenues, constituting 6% of Group revenues, rose by 2.1% to TRY197 million (TRY193 million), turning to positive growth after 7 quarters of year-on-year decline.

Other subsidiaries’ revenues, comprising 3% of Group revenues, which includes information and entertainment services in Turkey and Azerbaijan, call center revenues and revenues from financial services declined by 18.0% to TRY101 million (TRY123 million), due to lower revenues from Azerbaijan, partly driven by currency devaluation.

Direct cost of revenues rose to 62.6% (61.4%) as a percentage of revenues, mainly due to the rise in depreciation and amortization expenses (0.9pp) along with increase in various other cost items (0.3pp).

Administrative expenses rose to 5.5% (4.7%) as a percentage of revenues, mainly due to various cost items including new headquarters rental expense and performance related payments to personnel.

Selling and marketing expenses fell by 1.1pp to 14.9% (16.0%) as a percentage of revenues, driven by the decline in selling expenses (0.9pp) with our value focused customer acquisition strategy and other costs items (1.1pp). This was despite the rise in marketing expenses (0.9pp), mainly due to 4.5G launch costs.

EBITDA*rose by 8.1% year-on-year, while the EBITDA margin was at 31.1% (31.1%). The decline in selling and marketing expenses of 1.1pp was offset by the increase in direct cost of revenues (excluding depreciation and amortization) of 0.3pp and administrative expenses of 0.8pp.

•	Turkcell Turkey’s EBITDA rose by 10.6% to TRY916 million (TRY828 million), while the EBITDA margin improved by 0.2pp to 31.3% (31.1%).

•	Turkcell International EBITDA grew 0.9% to TRY54 million (TRY53 million), despite the impact of year-on-year devaluation in Ukraine and Belarus, while the EBITDA margin was at 27.2% (27.5%).

•	The EBITDA of other subsidiaries declined by 30.0% to TRY32 million (TRY46 million), mainly on lower revenues in Azerbaijan.

Net finance income of TRY166 million (net finance expense of TRY483 million) was recorded in Q116. This was mainly driven by lower translation losses of TRY5 million (TRY698 million) registered in Q116. This positive impact more than offset the decline in interest income from time deposits, due to a lower cash balance, and the rise in interest expense in relation to loans and 4.5G payables. Please see Appendix A for translation gain and loss details.

Income tax expense declined 38.8% year-on-year. Please see Appendix A for details.

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First Quarter 2016 Results

(*)EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation of an explanation of how we calculate Adjusted EBITDA to net income.

Net income of the Group as per IFRS rose 298.8% to TRY563 million (TRY141 million) in Q116 year-on-year. This was mainly driven by higher EBITDA, lower translation losses and tax expense, despite the decline in interest income on time deposits, a lower contribution from Fintur and increased interest expense on loans and 4.5G payables. Proforma net income* rose 15.1% to TRY544 million (TRY473 million) in Q116. Please see Appendix A for a reconciliation of Group proforma net income to net income per IFRS.

Total debt as of March 31, 2016 declined to TRY4,028 million from TRY4,214 million as of December 31, 2015, in consolidated terms. The decrease in debt balance was mainly due to Turkcell Turkey’s loan payments.

•	Turkcell Turkey’s debt balance was TRY3,630 million, of which TRY1,610 million (US$568 million) was denominated in US$, TRY1,651 (EUR515 million) in EUR and the remaining TRY369 million in TRY.

•	The debt balance of lifecell was TRY393 million, denominated in UAH.

•	BeST had a debt balance of TRY5 million, denominated in BYR.

TRY1,795 million of our consolidated debt is set at a floating rate, while TRY655 million will mature within less than a year. (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Cash flow analysis: Capital expenditures, including non-operational items, amounted to TRY738 million in Q116. The net change in debt mainly relates to Turkcell Turkey loan payments. The cash flow item noted as “other” includes regulatory fee payments (TRY491 million) and the negative impact of the change in working capital (TRY195 million).

In Q116, operational capital expenditures at the Group level stood at 20%** of total revenues.

Consolidated Cash Flow (million TRY)	Q115	Q415	Q116
EBITDA1	926.8	1,058.2	1,001.5
LESS:
Capex and License	(755.5)	(6,188.9)	(738.4)
Turkcell Turkey	(343.9)	(6,218.1)	(675.4)
Turkcell International2	(408.4)	28.1	(61.7)
Other Subsidiaries2	(3.2)	1.1	(1.3)
Net interest Income/ (expense)	214.9	(32.8)	171.5
Other	(1,290.6)	3,220.9	(685.8)
Net Change in Debt	46.3	958.9	(145.2)
Cash generated	(858.0)	(983.7)	(396.4)
Cash balance	8,173.8	2,918.8	2,522.4
2

(1) EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation of an explanation of how we calculate Adjusted EBITDA to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

(*)We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, share of profit of equity accounted investees (Fintur), and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

(**) Excluding license fees

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First Quarter 2016 Results

Operational Review in Turkey

Summary of Operational data	Q115	Q415	Q116	y/y %	q/q %
Number of subscribers	35.6	35.8	35.2	(1.1%)	(1.7%)
Mobile Postpaid (million)	15.5	16.6	16.7	7.7%	0.6%
Mobile M2M (million)	1.6	1.9	2.0	25.0%	5.3%
Mobile Prepaid (million)	18.7	17.4	16.6	(11.2%)	(4.6%)
Fiber (thousand)	776.1	899.4	935.4	20.5%	4.0%
ADSL (thousand)	495.5	620.8	646.2	30.4%	4.1%
IPTV (thousand)	98.7	223.7	268.1	171.6%	19.8%
Churn (%)
Mobile Churn (%)1	7.7%	7.9%	7.5%	(0.2pp)	(0.4pp)
Fixed churn (%)	4.0%	5.2%	5.0%	1.0pp	(0.2pp)
ARPU (Average Monthly Revenue per User)
Mobile ARPU, blended (TRY)	22.7	25.1	24.7	8.8%	(1.6%)
Postpaid	36.9	38.5	37.3	1.1%	(3.1%)
Postpaid (excluding M2M)	40.8	42.8	41.7	2.2%	(2.6%)
Prepaid	11.3	12.8	12.4	9.7%	(3.1%)
Fixed Residential ARPU, blended (TRY)	47.1	50.3	50.3	6.8%	-
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	275.7	299.3	298.1	8.1%	(0.4%)

(1) As per our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY10 during a nine month period. Additionally, in the first quarter of 2016, 196 thousand subscriptions which had not topped-up at all within the stipulated period were also disconnected.

Mobile customers in Turkey declined by 673 thousand during the quarter to 33.3 million in total, mainly on losses in the more price-sensitive prepaid segment. We continued to disconnect subscriptions that had not topped-up at all within the stipulated period, which amounted to 196 thousand during the first quarter and reached 575 thousand in total in the last two quarters. Meanwhile, the postpaid customer base continued to expand by 124 thousand quarterly net additions to 16.7 million, to 50.1% (45.3%) of the total.

The fixed customer base reached 1.6 million supported by a strong fiber network, dedicated sales force and customer care. We recorded 61 thousand quarterly net additions, of which 36 thousand were fiber and 25 thousand were ADSL subscribers. The Turkcell TV platform reached 268 thousand customers on 44 thousand quarterly net additions. Including mobile TV and web TV users, Turkcell TV customers amounted to 679 thousand.

Mobile churn improved by 0.2pp year-on-year on the back of value focused customer acquisitions and targeted retention actions.

Mobile ARPU rose by 8.8% year-on-year with the continued favorable change in subscriber mix, our upsell strategy and a focus on high value customer groups, as well as increased package penetration. Fixed ARPU increased by 6.8% year-on-year with growth of multiplay customers with TV1, comprising 30% of total residential fiber customers.

Mobile MoU rose by 8.1% driven by our increased postpaid base and upsell strategy.

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First Quarter 2016 Results

Smartphone penetration on our network reached 55% as we registered 5142 thousand quarterly net additions. Accordingly, there were 16.6 million smartphones on our network at the end of the quarter, where 42% are 4.5G enabled.

(1) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

(2)Approximately 80 thousand of these smartphone net additions were due to an adjustment in relation to devices which were not previously classified as smartphones.

TURKCELL INTERNATIONAL

lifecell*	Q115	Q415	Q116	y/y%	q/q %
Number of subscribers (million)1	13.7	13.5	13.3	(2.9%)	(1.5%)
Active (3 months)2	10.3	10.6	10.4	1.0%	(1.9%)
MOU (minutes) (12 months)	155.9	146.0	141.4	(9.3%)	(3.2%)
ARPU (Average Monthly Revenue per User), blended (UAH)	25.5	28.4	28.2	10.6%	(0.7%)
Active (3 months) (UAH)	34.3	36.2	36.1	5.2%	(0.3%)
Revenue (million UAH)	1,059.0	1,158.9	1,132.6	6.9%	(2.3%)
EBITDA (million UAH)	327.5	421.0	356.1	8.7%	(15.4%)
EBITDA margin (UAH)	30.9%	36.3%	31.4%	0.5pp	(4.9pp)
Net loss (million UAH)	(5,630.0)	(130.2)	(67.6)	n.m	n.m
Capex (million UAH)	3,621.6	490.3	456.9	(87.4%)	(6.8%)
Revenue (million TRY)	126.1	146.9	128.5	1.9%	(12.5%)
EBITDA (million TRY)	39.0	53.3	40.4	3.6%	(24.2%)
EBITDA margin (TRY)	31.0%	36.3%	31.4%	0.4pp	(4.9pp)
Net loss (million TRY)	(675.2)	(16.8)	(8.4)	n.m	n.m

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell revenues grew by 6.9% in local currency terms reflecting rising mobile broadband revenues on the back of 3G+ services and increased smartphone tariff subscriptions with higher ARPU. lifecell’s EBITDA rose by 8.7% in local currency terms leading to an EBITDA margin improvement of 0.5pp to 31.4%, driven by effective cost management efforts and an increased share of mobile broadband in the revenue mix of lifecell. Meanwhile, the 4.9pp quarter-on-quarter decline in EBITDA margin was due to increased network related costs and marketing expenses.

In Q116, lifecell’s revenues in TRY terms rose by 1.9% year-on-year turning to positive growth following a series of quarters of declining revenue trend. Meanwhile, lifecell’s EBITDA in TRY terms grew by 3.6%.

lifecell has continued its 3G+ network roll-out, reaching 16 regional cities and smaller towns in 49 districts. 3G+ adoption momentum continued, reaching 2.3 million three-month active data users. Meanwhile, with a smartphone penetration of 48%, lifecell has almost doubled data usage per user post introduction of 3G+. lifecell’s investment in 3-carrier technology allows it to provide the fastest 3G speed of 63.3 Mbps in Ukraine

In Q116, lifecell’s three-month active subscriber base declined to 10.4 million on 199 thousand quarterly net losses. This was mainly due to increased competition and tension in the eastern part of the country, which led to temporary interruptions to the lifecell network.

Blended ARPU (3-month active) rose by 5.2% driven by increased mobile broadband usage. MoU (12-month active) fell by 9.3% due to changing consumer behavior.

10

First Quarter 2016 Results

BeST*	Q115	Q415	Q116	y/y%	q/q %
Number of subscribers (million)1	1.5	1.5	1.6	6.7%	6.7%
Active (3 months)	1.0	1.1	1.1	10.0%	-
Revenue (billion BYR)	176.6	232.3	230.9	30.7%	(0.6%)
EBITDA (billion BYR)	0.4	8.7	3.9	875.0%	(55.2%)
EBITDA margin (BYR)	0.2%	3.7%	1.7%	1.5pp	(2.0pp)
Net loss (billion BYR)	(2,163.5)	(123.7)	(97.2)	n.m	n.m
Capex (billion BYR)	20.2	53.4	33.9	67.8%	(36.5%)
Revenue (million TRY)	30.0	38.1	32.8	9.3%	(13.9%)
EBITDA (million TRY)	0.1	1.4	0.5	400.0%	(64.3%)
EBITDA margin (TRY)	0.3%	3.7%	1.7%	1.4pp	(2.0pp)
Net loss (million TRY)	(378.5)	(20.3)	(13.7)	n.m	n.m
Capex (million TRY)	3.6	7.3	4.8	33.3%	(34.2%)

(1) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST registered solid year-on-year revenue growth of 30.7% in Q116 in local currency terms with the increasing active subscriber base and increased voice and terminal revenues. EBITDA margin improved by 1.5pp to 1.7% (0.2%), mainly driven by top-line growth and strict cost management.

In TRY terms, its performance remained impacted by yearly devaluation of the local currency. Revenues rose by 9.3% to TRY33 million (TRY30 million), while EBITDA improved to TRY0.5 million (TRY0.1 million).

KKTCELL (million TRY)*	Q115	Q415	Q116	y/y%	q/q%
Number of subscribers (million)1	0.5	0.5	0.5	-	-
Revenue	31.4	33.4	32.4	3.2%	(3.0%)
EBITDA	12.2	12.4	11.3	(7.4%)	(8.9%)
EBITDA margin	38.9%	37.1%	34.8%	(4.1pp)	(2.3pp)
Net income	6.8	7.9	6.1	(10.3%)	(22.8%)
Capex	1.2	14.1	2.8	133.3%	(80.1%)

(1) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(*) KKTCELL, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

KKTCELL’s revenues increased by 3.2% year-on-year to TRY32 million (TRY31 million), reflecting strong mobile broadband growth driven by higher data demand. EBITDA declined by 7.4% to TRY11 million (TRY12 million) leading to an EBITDA margin of 34.8% (38.9%). This was driven by regulatory amendment regarding the termination rates and additional frequency fees.

Fintur’s consolidated revenues declined by 50.1% year-on-year, mainly due to tough competitive environment especially in Kazakhstan and pressure on currencies due to macroeconomic challenges.

11

First Quarter 2016 Results

Fintur’s subscribers declined to 16.8 million during the quarter driven by the decrease in Kcell subscribers due to the competitive environment. The contribution of Fintur to Group’s net income decreased to US$5 million (US$38 million) year-on-year mainly driven by significant negative currency effects in reported figures and lower earnings impacted by negative revenue development in the several markets.

Fintur*	Q115	Q415	Q116	y/y %	q/q %
Subscribers (million) 1	17.8	17.3	16.8	(5.6%)	(2.9%)
Kazakhstan	10.8	10.4	9.9	(8.3%)	(4.8%)
Azerbaijan	4.2	4.1	4.1	(2.4%)	-
Moldova	0.9	0.9	0.9	-	-
Georgia	1.9	1.9	1.9	-	-
Revenue (million US$)	387	219	193	(50.1%)	(11.9%)
Kazakhstan	233	92	100	(57.1%)	8.7%
Azerbaijan	113	90	59	(47.8%)	(34.4%)
Moldova	15	15	14	(6.7%)	(6.7%)
Georgia	25	22	21	(16.0%)	(4.5%)
Fintur’s contribution to Group’s net income (million US$)	38	34	5	(86.8%)	(85.3%)

(1) Telia Company disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Company’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(*) We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova and Georgia.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 67.6 million as of March 31, 2016. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, the mobile subscribers of lifecell and BeST, as well as KKTCELL, Turkcell Europe and Fintur.

Turkcell Group Subscribers	Q115	Q415	Q116	y/y %	q/q %
Mobile Postpaid (million)	15.5	16.6	16.7	7.7%	0.6%
Mobile Prepaid (million)	18.7	17.4	16.6	(11.2%)	(4.6%)
Fiber (thousand)	776.1	899.4	935.4	20.5%	4.0%
ADSL (thousand)	495.5	620.8	646.2	30.4%	4.1%
IPTV (thousand)	98.7	223.7	268.1	171.6%	19.8%
Turkcell Turkey subscribers (million)1	35.6	35.8	35.2	(1.1%)	(1.7%)
Ukraine	13.7	13.5	13.3	(2.9%)	(1.5%)
Belarus2	1.5	1.5	1.6	6.7%	6.7%
KKTCELL3	0.5	0.5	0.5	-	-
Turkcell Europe4	0.3	0.3	0.3	-	-
Consolidated Subscribers (million)	51.6	51.6	50.8	(1.6%)	(1.6%)
Fintur5	17.8	17.3	16.8	(5.6%)	(2.9%)
Turkcell Group Subscribers* (million)	69.5	68.9	67.6	(2.7%)	(1.9%)

(*) Turkcell Group subscribers figure includes the subscriber figures of our non-consolidated subsidiaries.
(1) Subscribers to more than one service are counted separately for each service.

12

First Quarter 2016 Results

(2) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.
(3) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(4) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.
(5)Telia Company disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Company’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q115	Q415	Q116	y/y %	q/q %
US$ / TRY rate
Closing Rate	2.6102	2.9076	2.8334	8.6%	(2.6%)
Average Rate	2.4633	2.9366	2.9202	18.5%	(0.6%)
EUR / TRY rate
Closing Rate	2.8309	3.1776	3.2081	13.3%	1.0%
Average Rate	2.7934	3.2000	3.2172	15.2%	0.5%
Consumer Price Index (Turkey)	3.0%	2.5%	1.8%	(1.2pp)	(0.7pp)
GDP Growth (Turkey)	2.5%	5.7%	n.a	n.a	n.a
US$ / UAH rate
Closing Rate	23.44	24.00	26.22	11.9%	9.3%
Average Rate	21.18	23.18	25.77	21.7%	11.2%
US$ / BYR rate
Closing Rate	14,740	18,569	20,133	36.6%	8.4%
Average Rate	14,528	17,909	20,552	41.5%	14.8%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Q115	Q415	Q116	y/y %	q/q %
Adjusted EBITDA	926.8	1,058.2	1,001.5	8.1%	(5.4%)
Finance income	252.3	153.5	221.2	(12.3%)	44.1%
Finance costs	(735.7)	(141.0)	(55.0)	(92.5%)	(61.0%)
Other income / (expense)	(53.0)	(31.1)	(11.1)	(79.1%)	(64.3%)
Share of profit of equity accounted investees	94.8	98.4	15.2	(84.0%)	(84.6%)
Depreciation and amortization	(394.3)	(437.0)	(454.8)	15.3%	4.1%
Consolidated profit before income tax & minority interest	90.9	701.0	717.0	688.8%	2.3%
Income tax expense	(234.2)	(109.2)	(143.4)	(38.8%)	31.3%
Consolidated profit before minority interest	(143.3)	591.8	573.6	n.m.	(3.1%)

13

First Quarter 2016 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2016 and our 4.5G development in Turkey. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2015 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is a converged telecommunication and technology services provider, founded and headquartered in Turkey. It serves its customers with voice, data, TV and value-added consumer and enterprise services on mobile and fixed networks. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage is at 99.85% and 95.05%, respectively, as of March 2016. It offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group companies serve 67.6 million subscribers in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova – as of March 31, 2016. Turkcell Group reported a TRY3.2 billion revenue with total assets of TRY26.2 billion as of March 31, 2016. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Q115	Q415	Q116
Turkcell Turkey	308.2	45.9	(6.9)
Turkcell International	(1,008.2)	2.2	3.2
Other Subsidiaries	1.7	(2.9)	(1.6)
Turkcell Group	(698.3)	45.2	(5.3)

Table: Income tax expense details

Million TRY	Q115	Q415	Q116	y/y %	q/q %
Current Tax expense	(251.9)	(46.3)	(113.6)	(54.9%)	145.4%
Deferred Tax income/expense	17.7	(62.9)	(29.8)	(268.4%)	(52.6%)
Income Tax expense	(234.2)	(109.2)	(143.4)	(38.8%)	31.3%

Table: Reconciliation of Group proforma net income to net income per IFRS

Net income impacts (million TRY)	Q115	Net income impacts (million TRY)	Q116

Proforma net income	473	Proforma net income	544
FX impact	(467)	FX impact	(3)
Interest income (net off tax)	106	Interest income (net off tax)	14

One-off impacts		One-off impacts

Provision for commercial agreements	(46)
Fintur contribution	95	Fintur contribution	15
Other impacts	(20)	Other impacts	(7)
Net income - IFRS	141	Net income -IFRS	563

15

TURKCELL DAHILI

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Year Ended	Quarter Ended
	March 31,	December 31,	December 31,	March 31,
	2015	2015	2015	2016

Consolidated Statement of Operations Data
Turkcell Turkey	2,662.2	2,997.8	11,480.9	2,927.5
Consumer	2,124.4	2,391.0	9,127.3	2,337.9
Corporate	482.7	529.2	2,031.7	524.5
Other	55.1	77.6	321.9	65.1
Turkcell International	192.9	223.8	856.1	196.9
Other	123.1	112.9	432.4	101.0
Total revenues	2,978.2	3,334.5	12,769.4	3,225.4
Direct cost of revenues	(1,828.6)	(2,054.8)	(7,769.5)	(2,018.8)
Gross profit	1,149.6	1,279.7	4,999.9	1,206.6
Administrative expenses	(140.8)	(165.9)	(625.3)	(178.7)
Selling & marketing expenses	(476.3)	(492.6)	(1,901.9)	(481.2)
Other Operating Income / (Expense)	(53.0)	(31.1)	(225.9)	(11.1)

Operating profit before financing costs	479.5	590.1	2,246.8	535.6
Finance costs	(735.7)	(141.0)	(799.5)	(55.0)
Finance income	252.3	153.5	756.1	221.2
Share of profit of equity accounted investees	94.8	98.4	367.3	15.2
Income before taxes and minority interest	90.9	701.0	2,570.7	717.0
Income tax expense	(234.2)	(109.2)	(667.1)	(143.4)
Income before minority interest	(143.3)	591.8	1,903.6	573.6
Non-controlling interests	284.4	(7.6)	164.1	(10.9)
Net income	141.1	584.2	2,067.7	562.7

Net income per share	0.06	0.27	0.94	0.26

Other Financial Data

Gross margin	38.6%	38.4%	39.2%	37.4%
EBITDA(*)	926.8	1,058.2	4,140.5	1,001.5
Capital expenditures	755.5	6,188.9	8,536.2	738.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	8,173.8	2,918.8	2,918.8	2,522.4
Total assets	23,977.7	26,207.3	26,207.3	26,175.2
Long term debt	549.7	3,487.8	3,487.8	3,373.2
Total debt	4,127.3	4,214.2	4,214.2	4,028.3
Total liabilities	11,050.4	11,788.4	11,788.4	11,273.4
Total shareholders’ equity / Net Assets	12,927.3	14,418.9	14,418.9	14,901.8

TURKCELL SIR

	TURKCELL ILETISIM HIZMETLERI A.S. TURKISH ACCOUNTING STANDARDS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Year Ended	Quarter Ended
	March 31,	December 31,	December 31,	March 31,
	2015	2015	2015	2016

Consolidated Statement of Operations Data
Turkcell Turkey	2,662.2	2,997.8	11,480.9	2,927.5
Consumer	2,124.4	2,391.0	9,127.3	2,337.9
Corporate	482.7	529.2	2,031.7	524.5
Other	55.1	77.6	321.9	65.1
Turkcell International	192.9	223.8	856.1	196.9
Other	123.1	112.9	432.4	101.0
Total revenues	2,978.2	3,334.5	12,769.4	3,225.4
Direct cost of revenues	(1,828.0)	(2,054.2)	(7,766.5)	(2,018.3)
Gross profit	1,150.2	1,280.3	5,002.9	1,207.1
Administrative expenses	(140.8)	(165.9)	(625.3)	(178.7)
Selling & marketing expenses	(476.3)	(492.6)	(1,901.9)	(481.2)
Other Operating Income / (Expense)	569.9	(15.9)	925.0	220.4
Operating profit before financing and investing costs	1,103.0	605.9	3,400.7	767.6
Income from investing activities	3.6	6.2	14.9	9.3
Expense from investing activities	(22.4)	(27.5)	(74.3)	(7.0)
Share of profit of equity accounted investees	94.8	98.4	367.3	15.2
Income before financing costs	1,179.0	683.0	3,708.6	785.1
Finance expense	(1,087.5)	18.6	(1,135.1)	(67.6)
Income before tax and non-controlling interest	91.5	701.6	2,573.5	717.5
Income tax expense	(234.3)	(109.4)	(667.7)	(143.5)
Income before non-controlling interest	(142.8)	592.2	1,905.8	574.0
Non-controlling interest	284.4	(7.6)	164.1	(10.9)
Net income	141.6	584.6	2,069.9	563.1

Net income per share	0.06	0.27	0.94	0.26

Other Financial Data

Gross margin	38.6%	38.4%	39.2%	37.4%
EBITDA(*)	926.8	1,058.2	4,140.5	1,001.5
Capital expenditures	755.5	6,188.9	8,536.2	738.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	8,173.8	2,918.8	2,918.8	2,522.4
Total assets	23,952.5	26,184.2	26,184.2	26,152.6
Long term debt	549.7	3,487.8	3,487.8	3,373.2
Total debt	4,127.3	4,214.2	4,214.2	4,028.3
Total liabilities	11,046.5	11,784.9	11,784.9	11,270.1
Total shareholders’ equity / Net Assets	12,906.0	14,399.3	14,399.3	14,882.5

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	31 March 2016	31 December 2015
Assets
Property, plant and equipment	8	7,073,495	6,821,494
Intangible assets	9	8,150,841	8,232,637
GSM and other telecommunication operating licenses		2,425,071	2,520,785
4.5G license not yet available for use		4,018,270	3,984,954
Computer software		1,526,039	1,570,346
Other intangible assets		181,461	156,552
Investment properties		47,451	49,572
Investments in equity accounted investees	10	974,390	981,939
Other non-current assets		371,054	441,940
Trade receivables	11	750,938	836,256
Receivables from financial services		129,339	-
Deferred tax assets		32,487	48,615
Total non-current assets		17,529,995	17,412,453

Inventories		82,862	75,471
Due from related parties	19	10,529	11,760
Trade receivables and accrued income	11	4,071,300	4,098,928
Receivables from financial services		139,864	-
Other current assets	12	1,818,200	1,689,902
Cash and cash equivalents	13	2,522,412	2,918,796
Total current assets		8,645,167	8,794,857

Total assets		26,175,162	26,207,310

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Capital contributions		35,026	35,026
Reserves		781,915	861,111
Retained earnings		11,818,533	11,258,411
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		14,835,743	14,354,817
Non-controlling interests		66,014	64,085
Total equity		14,901,757	14,418,902

Liabilities
Loans and borrowings	15	3,373,229	3,487,786
Employee benefits		122,628	114,869
Provisions		124,942	130,619
Other non-current liabilities		372,202	366,670
Trade and other payables		1,291,143	1,270,610
Deferred tax liabilities		230,318	113,437
Total non-current liabilities		5,514,462	5,483,991

Loans and borrowings	15	658,155	728,744
Income taxes payable	7	18,748	12,855
Trade and other payables		4,901,959	5,283,070
Due to related parties	19	4,632	6,555
Deferred income		115,226	121,078
Provisions		60,223	152,115
Total current liabilities		5,758,943	6,304,417

Total liabilities		11,273,405	11,788,408

Total equity and liabilities		26,175,162	26,207,310

The accompanying notes on page 7 to 38 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

		Three months ended
	Note	2016	2015

Revenue		3,223,035	2,978,163
Direct costs of revenue		(2,018,426)	(1,828,551)
Gross profit from business operations		1,204,609	1,149,612

Revenue from financial services		2,347	-
Direct cost of revenue from financial services		(344)	-
Gross profit from financial operations		2,003	-

Gross profit		1,206,612	1,149,612

Other income		6,005	16,345
Selling and marketing expenses		(481,248)	(476,267)
Administrative expenses		(178,672)	(140,796)
Other expenses		(17,109)	(69,380)
Results from operating activities		535,588	479,514

Finance income	6	221,247	252,261
Finance costs	6	(55,000)	(735,690)
Net finance (costs) / income		166,247	(483,429)

Share of profit of equity accounted investees	10	15,180	94,830
Profit before income tax		717,015	90,915

Income tax expense	7	(143,434)	(234,205)
Profit for the year		573,581	(143,290)

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		562,718	141,117
Non-controlling interests		10,863	(284,407)
Profit / (Loss) for the period		573,581	(143,290)

Basic and diluted earnings per share		0.26	0.06
(in full TL)

The accompanying notes on page 7 to 38 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Three months ended 31 March
	2016	2015

Profit / (Loss) for the period	573,581	(143,290)

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Actuarial (loss) / gain arising from employee benefits	(887)	(992)
Tax effect of actuarial gain / (loss) from employee benefits	183	157
	(704)	(835)
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	-	459
Foreign currency translation differences	(54,781)	438,686
Share of foreign currency translation differences of the equity accounted investees	(11,871)	(387,392)
Tax effect of foreign currency translation differences	(1,600)	7,892
	(68,252)	59,645
Other comprehensive (expense) / income for the year, net of income tax	(68,956)	58,810

Total comprehensive income for the year	504,625	(84,480)

Total comprehensive income attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	492,170	59,257
Non-controlling interests	12,455	(143,737)
Total comprehensive income for the year	504,625	(84,480)

The accompanying notes on page 7 to 38 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2016
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2015	2,200,000	35,026	269	839,284	(719)	(758,432)	350,254	14,427,741	17,093,423	(382,778)	16,710,645
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	141,117	141,117	(284,407)	(143,290)
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(113,399)	31,915		(81,484)	140,670	59,186
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(835)	(835)	-	(835)
Change in cash flow hedge reserve	-	-	-	-	459	-	-	-	459	-	459
Total other comprehensive income/(expense)	-	-	-	-	459	(113,399)	31,915	(835)	(81,860)	140,670	58,810
Total comprehensive income/(expense)	-	-	-	-	459	(113,399)	31,915	140,282	59,257	(143,737)	(84,480)
Increase in legal reserves	-	-	-	337,500	-	-	-	(337,500)	-	-	-
Dividend paid	-	-	-	-	-	-	-	(3,925,000)	(3,925,000)	(3,313)	(3,928,313)
Change in fair value of minority put option	-	-	-	-	-	229,548	-	-	229,548	-	229,548
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-
Balance at 31 March 2015	2,200,000	35,026	269	1,176,784	(260)	(642,283)	382,169	10,305,523	13,457,228	(529,828)	12,927,400
Total comprehensive income/(expense)
Profit / (loss) for the period	-	-	-	-	-	-	-	1,926,537	1,926,537	120,304	2,046,841
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(115,774)	(243,345)	-	(359,119)	(90,282)	(449,401)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(10,068)	(10,068)	-	(10,068)
Change in cash flow hedge reserve	-	-	-	-	260	-	-		260	-	260
Total other comprehensive income/(expense), net of tax	-	-	-	-	260	(115,774)	(243,345)	(10,068)	(368,927)	(90,282)	(459,209)
Total comprehensive income/(expense)	-	-	-	-	260	(115,774)	(243,345)	1,916,469	1,557,610	30,022	1,587,632
Increase in legal reserves	-	-	-	34,568	-	-	-	(34,568)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(97,202)	(97,202)
Change in fair value of minority put option	-	-	-	-	-	268,992	-	-	268,992	-	268,992
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	-
Acquisition of non-controlling interest	-	-	-	-	-	-	-	(929,013)	(929,013)	661,093	(267,920)
Balance at 31 December 2015	2,200,000	35,026	269	1,211,352	-	(489,065)	138,824	11,258,411	14,354,817	64,085	14,418,902

Balance at 1 January 2016	2,200,000	35,026	269	1,211,352	-	(489,065)	138,824	11,258,411	14,354,817	64,085	14,418,902
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	562,718	562,718	10,863	573,581
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	16,163	(86,007)	-	(69,844)	1,592	(68,252)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(704)	(704)	-	(704)
Total other comprehensive income/(expense)	-	-	-	-	-	16,163	(86,007)	(704)	(70,548)	1,592	(68,956)
Total comprehensive income/(expense)	-	-	-	-	-	16,163	(86,007)	562,014	492,170	12,455	504,625
Transfer to legal reserves	-	-	-	1,892	-	-	-	(1,892)	-	-	-
Net change in fair value of minority put option	-	-	-	-	-	(11,244)	-	-	(11,244)	-	(11,244)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	(10,526)	(10,526)
Balance at 31 March 2016	2,200,000	35,026	269	1,213,244	-	(484,146)	52,817	11,818,533	14,835,743	66,014	14,901,757

The accompanying notes on page 7 to 38 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

		Three months ended 31 March
	Note	2016	2015
Cash flows from operating activities
Profit for the year		573,581	(143,290)
Adjustments for:
Depreciation and impairment of fixed assets and investment property	8	289,193	269,155
Amortization of intangible assets	9	165,622	125,144
Net finance (income)	6	(102,358)	(214,135)
Income tax expense	7	143,434	234,205
Share of profit of equity accounted investees	10	(15,180)	(94,830)
(Gain)/loss on sale of property, plant and equipment		(3,862)	(2,090)
Unrealized foreign exchange and monetary (loss)/ gain on operating assets		(148,540)	571,240
Allowance for trade receivables and due from related parties	11,19	52,941	95,246
Deferred income		(1,065)	928
		953,766	841,573

Change in trade receivables	11	67,788	(408,805)
Change in due from related parties	19	974	(15,293)
Change in receivables from financial operations		(269,203)	-
Change in inventories		(7,474)	125
Change in other current assets	12	(308,382)	(436,569)
Change in other non-current assets		69,039	95,862
Change in due to related parties	19	(1,904)	(3,934)
Change in trade and other payables		(371,529)	(356,613)
Change in other non-current liabilities		3,411	2,571
Change in employee benefits		6,872	5,607
Change in provisions		(90,549)	(82,658)
		52,809	(358,134)

Interest paid		(10,399)	(13,536)
Income tax paid		(13,223)	(181,294)
Net cash generated by operating activities		29,187	(552,964)
Cash flows from investing activities
Acquisition of property, plant and equipment	8	(585,740)	(284,682)
Acquisition of intangible assets	9	(109,790)	(464,851)
Proceeds from sale of property, plant and equipment		12,914	3,410
Proceeds from currency option contracts		1,144	596
Proceeds from sale of financial asset		-	12,620
Change in property, plant and equipment advances		1,718	(21,664)
Interest received		171,683	240,727
Net cash provided/(used in) investing activities		(508,071)	(513,844)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		117,721	1,571,427
Repayment of borrowings		(262,938)	(1,525,095)
Dividends paid		-	(3,313)
Decrease/(increase) in cash collateral related to loans		160,722	(130,510)
Net cash generated (used in) by financing activities		15,505	(87,491)

Net increase/ (decrease) in cash and cash equivalents		(463,379)	(1,154,299)

Cash and cash equivalents at 1 January		2,918,796	9,031,881

Effects of foreign exchange rate fluctuations on cash and cash equivalents		66,883	296,251

Cash and cash equivalents at 31 March	13	2,522,300	8,173,833

The accompanying notes on page 7 to 38 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the three months ended 31 March 2016 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate.

The consolidated financial statements of the Company as at and for the year ended 31 December 2015 are available upon request from the Company’s registered office at Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2015 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2016 and accounting policies for new transactions (Note 3a).

The effects of the new standards or amendments to the standards adopted are explained in Note 3c.

The condensed interim consolidated financial statements are presented in Turkish Lira (“TL”), rounded to the nearest thousand. Moreover, all financial information expressed in US Dollars (“USD” or “$”), Euro (“EUR”) and Ukranian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of lifecell LLC (“lifecell”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”) and LLC Lifetech is BYR. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat (“AZN”).

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2015.

The Group’s condensed interim consolidated financial statements as at and for the period ended 31 March 2016 were approved by the Board of Directors on 28 April 2016.

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3.	Significant accounting policies

a)	Receivables and revenue from financial services

Receivables from financial operations comprise of contracted receivables from subscribers, related to consumer financing activities of Turkcell Finansman A.S (“TFS”). These receivables are measured at amortized cost, using effective interest rate method.

Revenue from financial operations comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

b)	Comparative Information and Revision of Prior Period Financial Statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

(c)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

(ii)	Standards, amendments and interpretations applicable as at 31 March 2016

-
Amendment to IFRS 11, “Joint arrangements” on acquisition of an interest in a joint operation is effective from annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

-
Amendments to IAS 16, “Property, plant and equipment”, and IAS 41, “Agriculture”, regarding bearer plants are effective from annual periods beginning on or after 1 January 2016. These amendments change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. It has been decided that bearer plants should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41.

-
Amendment to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, on depreciation and amortization are effective from annual periods beginning on or after 1 January 2016. In this amendment, it has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. It is also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

-
IFRS 14 “Regulatory deferral accounts” is effective from annual periods beginning on or after 1 January 2016. IFRS 14, “Regulatory deferral accounts” permits first–time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise such amounts, the standard requires that the effect of rate regulation must be presented separately from other items.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(ii)	Standards, amendments and interpretations applicable as at 31 March 2016 (continued)

-
Amendments to IAS 27, “Separate financial statements” on the equity method is effective from annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

-
Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures” are effective from annual periods beginning on or after 1 January 2016. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

-	Annual improvements 2014 are effective from annual periods beginning on or after 1 January 2016. These set of amendments impacts 4 standards:

• IFRS 5, “Non-current assets held for sale and discontinued operations” regarding methods of disposal.
• IFRS 7, “Financial instruments: Disclosures”, (with consequential amendments to IFRS 1) regarding servicing contracts.
• IAS 19, “Employee benefits” regarding discount rates.
• IAS 34, “Interim financial reporting” regarding disclosure of information.

-
Amendment to IAS 1, “Presentation of financial statements” on the disclosure initiative is effective from annual periods beginning on or after 1 January 2016, these amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports

-
Amendment to IFRS 10 “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures” are effective from annual periods beginning on or after 1 January 2016. These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(iii)	Standards, amendments and interpretations effective after 31 March 2016:

-
IAS 7 “Statement of Cash flows” is effective from annual periods beginning on or after 1 January 2017. The improvements are part of the Board’s Disclosure Initiative. The amendments require companies to provide information about changes in their financing liabilities and come as a response to requests from investors for information that helps them better understand changes in a company’s debt. The amendments will help to evaluate changes in liabilities arising from financing activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses).

-
IAS 12 “Income Taxes” is effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

-
IFRS 15 “Revenue from contracts with customers” is effective from annual periods beginning on or after 1 January 2018. IFRS 15, “Revenue from contracts with customers” is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

-
IFRS 9 “Financial instruments” is effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

-
IFRS 16 “Leases” is effective from annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, “Revenue from Contracts with Customers”, is also applied. New standard requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same.

The Group is evaluating the effects of these standards on the condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating Segments

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Turkcell Turkey reportable segment includes the operations of Turkcell, Superonline İletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, lifecell, Beltur, Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan,  non-group call center operations of Turkcell Global Bilgi and Turkcell Finansman AS (“TFS”).

In first, second and third quarter of the year 2015, the operations of Turkcell Global Bilgi were included in Turkcell Turkey reportable segment. Since the Group changed its reportable segments which are the dominant source of information to evaluate the performance and to allocate resources in the fourth quarter of 2015, group call center operations of Global Bilgi were included in Turkcell Turkey reportable segment whereas non-group call center operations of Global Bilgi were included in other reportable segment.  Corresponding information for prior years have been also restated in the current period according to the new reportable segments. Since the assets and liabilities of Turkcell Global Bilgi could not be allocated to group and non-group operations and are mainly related to group operations, total assets and liabilities of Turkcell Global Bilgi are reported under Turkcell Turkey reportable segment except trade receivables.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit before income tax and profit for the period in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Three months ended 31 March
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Consumer segment revenue	2,337,864	2,124,452	-	-	-	-	-	-	2,337,864	2,124,452
Corporate segment revenue	524,534	482,661	-	-	-	-	-	-	524,534	482,661
Other Turkcell Turkey revenue	65,117	55,081	-	-	-	-	-	-	65,117	55,081
Turkcell International revenue	-	-	196,897	192,873	-	-	-	-	196,897	192,873
Other revenue	-	-	-	-	107,085	129,155	-	-	107,085	129,155
Eliminations	-	-	-	-	-	-	(6,115)	(6,059)	(6,115)	(6,059)
Total Revenue	2,927,515	2,662,194	196,897	192,873	107,085	129,155	(6,115)	(6,059)	3,225,382	2,978,163
Contribution to consolidated revenue*	2,924,468	2,658,585	193,833	190,428	107,081	129,150	-	-	3,225,382	2,978,163
Reportable segment adjusted EBITDA	916,096	828,192	53,555	53,078	31,305	45,485	551	93	1,001,507	926,848
Finance income	207,332	250,815	3,633	5,077	10,282	35,432	-	(39,063)	221,247	252,261
Finance cost	(40,362)	294,074	(15,960)	(1,069,678)	44	(15,057)	1,278	54,971	(55,000)	(735,690)
Depreciation and amortization	(407,350)	(350,186)	(44,356)	(41,841)	(3,152)	(2,327)	43	55	(454,815)	(394,299)
Share of profit of equity accounted investees	-	-	15,180	94,830	-	-	-	-	15,180	94,830
Capital expenditure	675,393	343,895	61,712	408,442	1,298	3,167	-	(33)	738,403	755,471
Bad debt expense	(51,052)	(44,728)	(1,937)	(2,478)	48	-	-	-	(52,941)	(47,206)

(*)
“Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the reader of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	As at 31 March 2016 and 31 December 2015
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Reportable segment assets	20,892,188	20,701,617	1,364,750	1,460,983	364,534	85,884	(13,652)	(10,921)	22,607,820	22,237,563
Investment in associates	-	-	974,390	981,939	-	-	-	-	974,390	981,939
Reportable segment liabilities	6,325,114	6,868,877	477,493	481,338	203,580	105,460	(13,235)	(10,089)	6,992,952	7,445,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Three months ended 31 March
	2016	2015

Turkcell Turkey adjusted EBITDA	916,096	828,192
Turkcell International adjusted EBITDA	53,555	53,078
Other	31,305	45,485
Intersegment eliminations	551	93
Consolidated adjusted EBITDA	1,001,507	926,848
Finance income	221,247	252,261
Finance costs	(55,000)	(735,690)
Other income	6,005	16,345
Other expenses	(17,109)	(69,380)
Share of profit of equity accounted investees	15,180	94,830
Depreciation and amortization	(454,815)	(394,299)
Consolidated profit before income tax	717,015	90,915
Income tax expense	(143,434)	(234,205)
Profit for the period	573,581	(143,290)

Assets	31 March 2015	31 December 2015
Total assets for reportable segments	22,256,938	22,162,600
Other assets	364,534	85,884
Intersegment eliminations	(13,652)	(10,921)
Investments in equity accounted investees	974,390	981,939
Other unallocated assets	2,592,952	2,987,808
Consolidated total assets	26,175,162	26,207,310

Liabilities	31 March 2016	31 December 2015
Total liabilities for reportable segments	6,802,607	7,350,215
Other liabilities	203,580	105,460
Intersegment eliminations	(13,235)	(10,089)
Other unallocated liabilities	4,280,453	4,342,822
Consolidated total liabilities	11,273,405	11,788,408

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Three months ended 31 March
	2016	2015
Revenues
Turkey	3,012,481	2,743,540
Ukraine	129,475	127,099
Belarus	32,695	29,909
Turkish Republic of Northern Cyprus	30,941	30,398
Azerbaijan	19,068	44,195
Germany	722	3,022
	3,225,382	2,978,163

Non-current assets	31 March 2016	31 December 2015
Turkey	15,171,463	15,032,659
Ukraine	918,863	993,546
Belarus	303,901	224,784
Turkish Republic of Northern Cyprus	114,556	116,127
Azerbaijan	14,630	14,727
Unallocated non-current assets	1,006,582	1,030,610
	17,529,995	17,412,453

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority ( “ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Finance income and costs

Net finance income or expense amounts to TL 166,247 and TL (483,429) for the three months ended  31 March 2016 and 2015, respectively.

The foreign exchange income amounting to TL 9,863 and TL 349,546 have been presented on net basis with foreign exchange losses for the three months ended 31 March 2016 and 2015, respectively.

Net finance income for the three months ended 31 March 2016 is mainly attributable to interest income from contracted handset sales.

Net finance expense for the three months ended 31 March 2016 is mainly attributable to financing cost of loans and borrowings and payable for 4.5G license.

Net foreign exchange loss for the three months ended 31 March 2015 is mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus amounting to TL 337,768 and foreign exchange loss in lifecell operating in Ukraine amounting to TL 654,081. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

7.	Income tax expense

Effective tax rates are 20% and 258% for the three months ended 31 March 2016 and 2015, respectively.

Since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred as a result of Ukraine and Belarus.

When the effects of unused tax losses of lifecell and Belarusian Telecom are excluded, the effective tax rate is 20% for the three months ended 31 March 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

8.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31March 2016
Network infrastructure (All operational)	11,302,326	87,046	(11,789)	364,540	-	(194,596)	11,547,527
Land and buildings	389,366	3,349	-	-	-	(1,810)	390,905
Equipment, fixtures and fittings	586,463	3,383	(1,080)	69	-	(2,505)	586,330
Motor vehicles	33,676	234	(252)	-	-	(421)	33,237
Leasehold improvements	306,176	1,895	-	-	-	(378)	307,693
Construction in progress	1,005,358	500,797	-	(365,100)	(467)	(9,792)	1,130,796
Total	13,623,365	596,704	(13,121)	(491)	(467)	(209,502)	13,996,488

Accumulated depreciation
Network infrastructure (All operational)	5,976,699	256,246	(3,375)	186	8,157	(157,526)	6,080,387
Land and buildings	140,627	3,250	-	-	122	(593)	143,406
Equipment, fixtures and fittings	462,618	11,276	(776)	-	11	(2,221)	470,908
Motor vehicles	29,704	590	(246)	-	-	(453)	29,595
Leasehold improvements	192,223	6,952	-	-	-	(478)	198,697
Total	6,801,871	278,314	(4,397)	186	8,290	(161,271)	6,922,993

Total property, plant and equipment	6,821,494	318,390	(8,724)	(677)	(8,757)	(48,231)	7,073,495

Depreciation expenses for the periods ended 31 March 2016 and 2015 are TL 287,071 and TL 269,330 respectively including impairment losses and recognized in direct costs of revenues.

The impairment losses on property, plant and equipment for the years ended 31 March 2016 and 2015 are TL 8,757 and TL 1,759 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

8.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfers to Investment Property	Effects of movements in exchange rates	Balance as at 31 December 2015
Network infrastructure (All operational)	10,918,769	358,297	(652,051)	1,061,692	-	-	(384,381)	11,302,326
Land and buildings	516,724	20,167	-	310	-	(144,268)	(3,567)	389,366
Equipment, fixtures and fittings	564,429	57,204	(30,632)	1,467	-	-	(6,005)	586,463
Motor vehicles	35,807	883	(1,609)	-	-	-	(1,405)	33,676
Leasehold improvements	228,530	30,008	(23,575)	72,460	-	-	(1,247)	306,176
Construction in progress	444,200	1,715,044	(877)	(1,136,521)	(2,523)	-	(13,965)	1,005,358
Total	12,708,459	2,181,603	(708,744)	(592)	(2,523)	(144,268)	(410,570)	13,623,365

Accumulated depreciation
Network infrastructure (All operational)	5,900,269	1,016,762	(647,280)	-	17,990	-	(311,042)	5,976,699
Land and buildings	231,044	15,950	-	-	(2,851)	(101,634)	(1,882)	140,627
Equipment, fixtures and fittings	456,100	42,062	(29,998)	-	9	-	(5,555)	462,618
Motor vehicles	29,615	2,872	(1,474)	-	-	-	(1,309)	29,704
Leasehold improvements	197,835	15,826	(20,610)	-	896	-	(1,724)	192,223
Total	6,814,863	1,093,472	(699,362)	-	16,044	(101,634)	(321,512)	6,801,871

Total property, plant and equipment	5,893,596	1,088,131	(9,382)	(592)	(18,567)	(42,634)	(89,058)	6,821,494

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Intangible assets

Cost	Balance at 1 January 2016	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 March 2016
GSM and other telecommunication operating licenses	3,950,729	785	(3)	2,352	-	(50,962)	3,902,901
Computer software	5,342,056	13,928	(863)	57,715	-	(20,035)	5,392,801
Transmission lines	71,506	-	-	-	-	-	71,506
Central betting system operating right	11,907	-	-	-	-	-	11,907
Indefeasible right of usage	42,132	3,885	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	29,713	78	(4)	1,534	-	-	31,321
4.5G license not yet available for use	3,984,954	33,316	-	-	-	-	4,018,270
Construction in progress	52,597	91,114	-	(61,110)	-	(5,633)	76,968
Total	13,540,980	143,106	(870)	491	-	(76,630)	13,607,077

Accumulated amortization
GSM and other telecommunication operating licenses	1,429,944	52,701	(3)	-	-	(4,812)	1,477,830
Computer software	3,771,710	108,027	(522)	(251)	-	(12,202)	3,866,762
Transmission lines	52,058	939	-	-	-	-	52,997
Central betting system operating right	9,663	243	-	-	-	-	9,906
Indefeasible right of usage	15,446	804	-	-	-	-	16,250
Brand name	5,104	176	-	-	-	-	5,280
Customer base	10,111	137	-	-	-	-	10,248
Other	14,307	1,944	(4)	65	651	-	16,963
Total	5,308,343	164,971	(529)	(186)	651	(17,014)	5,456,236

Total intangible assets	8,232,637	(21,865)	(341)	677	(651)	(59,616)	8,150,841

Amortization expenses on intangible assets other than goodwill for the three months ended 31 March 2016 and 2015 are TL 165,622 and TL 125,290 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the three months ended 31 March 2016 and 2015 are TL 651 and nil respectively and recognized in depreciation expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is TL 31,890 for the three months ended 31 March 2016 (31 March 2015: TL 28,378).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Intangible assets (continued)

Cost	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2015
GSM and other telecommunication operating licenses	2,334,822	9,092	(31,263)	1,653,536	(15,458)	3,950,729
Computer software	4,730,454	377,853	(4,155)	279,213	(41,309)	5,342,056
Transmission lines	62,789	8,717	-	-	-	71,506
Central betting system operating right	11,758	149	-	-	-	11,907
Indefeasible right of usage	42,132	-	-	-	-	42,132
Brand name	7,040	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	32,834
Other	22,370	7,111	-	232	-	29,713
4.5G license not yet available for use	-	5,230,471	-	(1,245,517)	-	3,984,954
Construction in progress	3,414	736,817	-	(686,872)	(762)	52,597
Total	7,263,125	6,370,210	(35,418)	592	(57,529)	13,540,980

Accumulated amortization
GSM and other telecommunication operating licenses	1,332,732	125,258	(31,263)	-	3,217	1,429,944
Computer software	3,393,650	406,652	(2,297)	-	(26,295)	3,771,710
Transmission lines	48,530	3,528	-	-	-	52,058
Central betting system operating right	8,786	877	-	-	-	9,663
Indefeasible right of usage	12,552	2,894	-	-	-	15,446
Brand name	4,400	704	-	-	-	5,104
Customer base	8,690	1,421	-	-	-	10,111
Other	6,390	7,917	-	-	-	14,307
Total	4,815,730	549,251	(33,560)	-	(23,078)	5,308,343

Total intangible assets	2,447,395	5,820,959	(1,858)	592	(34,451)	8,232,637

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Intangible assets (continued)

Turkcell 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G, license tender, was held by the Information Technologies and Communication Authority. The Company has been awarded for 13 years with; 172.4 MHz frequency band for EUR 1,623,460 (equivalent to TL 5,208,222 as at 31 March 2016) (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators will be able to commence service delivery starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum are in operation as at 1 December 2015 and have been recorded as GSM and other telecommunication operating licenses. Remaining packages amounting to EUR 1,235,520 (equivalent to TL 3,963,672 as at 31 March 2016) will be ready to use on 1 April 2016 and have been recorded as 4.5G license not yet available for use. As at 31 March 2016, the carrying amount of 4.5G License is TL 5,232,649 (31 December 2015: TL 5,222,687).

Tender price amounting to EUR 1,623,460 (equivalent to TL 5,208,222 as at 31 March 2016) (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which are amounting to EUR 1,655,290 (equivalent to TL 5,310,336 as at 31 March 2016) including interest and excluding VAT of 18%. On 26 October 2015, the Company made the payment amounting to TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Second installment payment was made on 25 April 2016 amounting to EUR 413,823 (equivalent to TL 1,327,586 as at 31 March 2016). Last installment will be paid on 27 April 2017.

lifecell 3G License

3G License tender in Ukraine was held on 23 February 2015. lifecell submitted a bid of UAH 3,355,400 (equivalent to TL 362,620 as at 31 March 2016) and was awarded the first lot for 15 years, which is the 1920-1935 / 2110-2125 MHz frequency band. The license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as at 31 March 2016.

In May 2015, lifecell made the payment amounting to UAH 357,568 (equivalent to TL 38,643 as at 31 March 2016) for the first installment of conversion of spectrum from military use and committed approximately UAH 428,427 (equivalent to TL 46,300 as of 31 March 2016) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

10.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the three months ended31 March 2016 and 2015 are TL 15,180 and TL 94,830, respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to TL 974,390 as at 31 March 2016 (31 December 2015: TL 981,939).

As of 26 February 2016, the Company has submitted a binding offer to acquire TeliaSonera’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan).

11.	Trade receivables and accrued income

	31 March 2016	31 December 2015
Undue assigned contracted receivables	2,178,877	2,216,010
Receivables from subscribers	1,222,656	1,218,126
Accrued income	411,164	393,049
Accounts and checks receivable	258,603	271,743
	4,071,300	4,098,928

Trade receivables are shown net of allowance for doubtful debts amounting to TL 867,384 as at 31 March 2016 (31 December 2015: TL 816,071). The change in allowance for trade receivables and due from related parties is disclosed in Note 16.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to TL 749,402 (31 December 2015:  TL 834,833).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 16.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

12.	Other current assets

	31 March 2016	31 December 2015
Prepaid expenses	770,093	290,063
VAT receivable	565,581	763,844
Restricted cash	183,710	349,243
Prepayment for subscriber acquisition cost	97,441	98,656
Advances to suppliers	40,591	34,554
Special communication tax to be collected from subscribers	32,800	32,755
Currency swap contracts(*)	117	-
Currency forward contracts (*)	-	216
Other	127,867	120,571
	1,818,200	1,689,902

Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fees.

VAT receivable mainly results from 4.5G license VAT payment made as at 26 October 2015 amounting to TL 933,447.

As at 31 March 2016, restricted cash amounting to TL 183,710 represents the time deposits at a local bank as guarantees in connection with the loans utilized by lifecell (Note 15) (31 December 2015: 349,243).

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

(*) Details of currency swap contracts as at and for the period ended 31 March 2016 and details of currency forward contracts as at and for the period ended 31 December 2015 are given below:

	Currency Swap Contracts
	Buy		Sell
Exchange Rate	Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value	Maturity

2.8294	USD	8,500	TL	24,050	62	5 April 2016
2.8289	USD	12,129	TL	34,312	55	1 April 2016
		20,629		58,362	117

	Currency Forward Contracts
	Buy
Exchange Rate (TL)	Foreign currency	Notional Amount	Fair value	Maturity

2.9144	USD	57,732	216	4 January 2016

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

13.	Cash and cash equivalents

	31 March 2016	31 December 2015
Cash in hand	249	453
Cheques received	3	3
Banks	2,518,976	2,912,741
- Demand deposits	626,538	572,895
- Time deposits	1,892,438	2,339,846
Investment funds, bonds and bills	3,184	5,599
Cash and cash equivalents	2,522,412	2,918,796
Bank overdrafts	(112)	-
Cash and cash equivalents in the statement of cash flows	2,522,300	2,918,796

As at 31 March 2016, the average maturity of time deposits is 25 days (31 December 2014: 27 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 16.

14.	Dividends

Turkcell:

On 25 March 2015, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010, 2011, 2012, 2013 and 2014 amounting to TL 3,925,000 (equivalent to $1,535,903  as at 26 March 2015, date of Ordinary General Assembly Meeting), which represented 42.5% of distributable income. This represents a net cash dividend of full TL 1.784091 (equivalent to full $0.70 as at 26 March 2015, date of Ordinary General Assembly Meeting) per share. This dividend proposal was discussed and approved at the Ordinary General Assembly of Shareholders held on 26 March 2015. The dividend was paid in three installments on 6 April, 8 April and 13 April 2015 to the shareholders. Due to the seizure on all receivables of Cukurova Holding AS. including its dividend receivables dividend payables to Çukurova Holdings AS. was paid to SDIF.

On 23 March 2016, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2015 amounting to TL 1,200,000 (equivalent to $423,519  as at 31 March 2016), which represented approximately 58% of distributable income. This represents a net cash dividend of full TL 0.5454545 (equivalent to full $0.19 as at 31 March 2016) per share. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on 29 March 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 16.

	31 March 2016	31 December 2015
Non-current liabilities
Unsecured bank loans	1,988,542	2,086,871
Secured bank loans	3,500	4,262
Finance lease liabilities	35,921	36,449
Debt securities issued	1,345,266	1,360,204
	3,373,229	3,487,786
Current liabilities
Unsecured bank facility	226,209	130,109
Secured bank facility	166,746	311,682
Current portion of unsecured bank loans	175,504	196,385
Current portion of secured bank loans	1,706	1,930
Current portion of finance lease liabilities	4,832	5,389
Debt securities issued	80,070	80,959
Currency swap contracts	3,062	2,290
Currency forward contracts	26	-
	658,155	728,744

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

					31 March 2016		31 December 2015
	Currency	Interest rate type	Nominal interest rate	Year of maturity	Carrying amount	Nominal interest rate	Year of maturity	Carrying amount

Unsecured bank loans	USD	Floating	Libor+2.6%	2017	184,732	Libor+2.6%	2017	189,542
Unsecured bank loans	EUR	Floating	Euribor+2.2%	2019-2025	1,610,493	Euribor+2.2%	2019-2025	1,585,939
Unsecured bank loans	TL	Fixed	10.4%-10.9%	2017	368,821	8.3%-10.9%	2016-2017	507,775
Unsecured bank loans*	TL	-	-	2016	112	-	-	-
Unsecured bank loans	UAH	Fixed	18.3%-20%	2016	226,097	20%	2016	130,109
Secured bank loans**	UAH	Fixed	19%	2016	166,746	25%	2016	311,682
Secured bank loans***	BYR	Fixed	12%-16%	2016-2020	5,206	12%-16%	2016-2020	6,192
Debt securities issued	USD	Fixed	5.8%	2025	1,425,336	5.8%	2025	1,441,163
Finance lease liabilities	EUR	Fixed	3.4%	2017-2024	40,679	3.4%	2016-2024	41,750
Finance lease liabilities	USD	Fixed	18%-28%	2016-2018	74	18%-28%	2016-2018	88
					4,028,296			4,214,240

(*)	Interest free spot loan utilized by Superonline.
(**)	Secured by the blocked time deposits at a local bank amounting to USD 64,837 (equivalent to TL 183,710), in connection with the loans utilized by lifecell.
(***)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Loans and borrowings (continued)

	Currency Swap Contracts
	Buy		Sell
Exchange Rate	Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value	Maturity

3.2110	EUR	50,000	TL	160,551	(145)	1 April 2016
3.2111	EUR	50,000	TL	160,553	(148)	1 April 2016
3.2116	EUR	93,458	TL	300,147	(324)	1 April 2016
3.2124	EUR	30,000	TL	96,371	(128)	1 April 2016
3.2125	EUR	27,400	TL	88,023	(121)	1 April 2016
1.1371	EUR	161,000	USD	183,075	(2,196)	1 April 2016
		411,858		988,720	(3,062)

	Currency Swap Contracts
	Buy		Sell
Exchange Rate	Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value	Maturity

1.0942	EUR	180,000	USD	196,961	(769)	4 January 2016
1.0947	EUR	277,000	USD	303,218	(1,521)	4 January 2016
		457,000		500,179	(2,290)

	Currency Forward Contracts
	Buy
Exchange Rate (TL)	Foreign currency	Notional Amount	Fair value	Maturity

3.2100	EUR	15,000	(29)	1 April 2016
3.2080	EUR	25,000	3	1 April 2016
		40,000	(26)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Financial instruments

Credit risk

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 March 2016 and 31 December 2015 is as follows:

	31 March 2016	31 December 2015
Opening balance	816,373	727,732
Impairment loss recognized	52,941	196,588
Effect of change in foreign exchange rate	(1,473)	(2,563)
Amounts written-off	(132)	(105,384)
Closing balance	867,709	816,373

The impairment loss recognized of TL 52,941 for the three months ended 31 March 2016 relates to its estimate of incurred losses in respect of trade receivables and due from related parties(31March2015: TL 47,206).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,576	2,131
Due from related parties-current	3,553	207
Trade receivables and accrued income	21,536	29,947
Other current assets	141,385	6,200
Cash and cash equivalents	618,831	17,911
	787,881	56,396
Foreign currency denominated liabilities
Loans and borrowings-non current	(63,152)	(499,911)
Debt securities issued-non- current	(467,810)	-
Other non-current liabilities	(96,481)	-
Loans and borrowings-current	(2,066)	(12,328)
Debt securities issued-current	(27,844)	-
Trade and other payables-current	(264,091)	(833,791)
Trade and other payables-non-current	-	(399,865)
Due to related parties	(312)	(141)
	(921,756)	(1,746,036)
Exposure related to derivative instruments
Currency swap contracts	(500,179)	457,000
Buy	-	457,000
Sell	(500,179)	-
Currency forward contracts	57,732	-
Buy	57,732	-

Net exposure	(576,322)	(1,232,640)

	31 March 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,679	2,131
Due from related parties-current	2,856	88
Trade receivables and accrued income	22,255	31,146
Other current assets	78,649	1,931
Cash and cash equivalents	410,918	8,628
	517,357	43,924
Foreign currency denominated liabilities
Loans and borrowings-non current	(19,454)	(502,485)
Debt securities issued-non- current	(474,788)	-
Other non-current liabilities	(99,295)	-
Loans and borrowings-current	(45,771)	(12,203)
Debt securities issued-current	(28,259)	-
Trade and other payables-current	(248,911)	(837,969)
Trade and other payables-non-current	-	(402,463)
Due to related parties	(213)	(256)
	(916,691)	(1,755,376)

Exposure related to derivative instruments
Currency swap contracts	(162,446)	411,858
Buy	20,629	411,858
Sell	(183,075)	-
Currency forward contracts	-	40,000
Buy	-	40,000

Net exposure	(561,780)	(1,259,594)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 March	31 March	31 March	31 December
	2016	2015	2016	2015

USD/TL	2.9202	2.4633	2.8334	2.9076
EUR/TL	3.2172	2.7934	3.2081	3.1776
USD/BYR	20,552	14,528	20,133	18,569
USD/UAH	25.7718	21.1755	26.2181	24.0007

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 31 March 2016 and 31 December 2015 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2016	31 December 2015

USD	159,175	167,572
EUR	404,090	391,683

10% weakening of the TL, UAH, BYR against the following currencies as at 31 March 2016 and 31 December 2015 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2016	31 December 2015

USD	(159,175)	(167,572)
EUR	(404,090)	(391,683)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Financial instruments (continued)

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values

	31 March 2016	31 December 2015	Fair Value hierarchy	Valuation Techniques

Consideration payable in relation to acquisition of Belarusian Telecom	(237,306)	(235,281)	Level 3	Net present value (*)
Currency swap contracts	(2,945)	(2,290)	Level 3	Pricing models based on discounted cash flow analysis using the applicable yield curve
Currency forward contracts	(26)	216	Level 3	Pricing models based on discounted cash flow analysis using the applicable yield curve

There were no transfers between Level 2 and 3 in the period.

(*)
Discount rate of  4.5% was used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 31 March 2016 (31 December 2015: 5.1%). Company management expects consideration payable to be paid during the first quarter of 2020 (31 December 2015: the first quarter of 2020).

Relationship of unobservable inputs to fair value is the higher the discount rate, the lower the fair value.

Consideration payable in relation to acquisition of Belarusian Telecom:

	31 March 2016	31 December 2015
Opening balance	235,281	163,234
Total gains or losses: in profit or loss	2,025	72,047
Closing balance	237,306	235,281

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Guarantees and purchase obligations

As at 31 March 2016, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to TL 2,326,346 (31 December 2015: TL 2,752,139). Payments for these commitments are going to be made in a 5 year period.

As at 31 March 2016, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 1,874,870 as at 31 March 2016 (31 December 2015: TL 2,058,810).

As at 31 March 2016, the amounts the Company has commitments regarding lifecell’s 3G license purchases amounted to UAH 428,427 (equivalent to TL 46,300 as of 31 March 2016).

18.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

18.1	Onerous Contracts

Universal Project, executed from 17 January 2013 by the Company, regarding setting up and operation of mobile communication infrastructure by the Ministry of Transport, Maritime Affairs and Communications in rural areas that are not in the coverage area, has ended as of 3 March 2016.

18.2	Dispute on Treasury Share Amounts

The Company pays Treasury Share to Undersecretariat of Treasury calculated over its telecommunication revenues. Undersecretariat of Treasury time to time claimed that the Company underpaid Treasury Share in the past and requested additional payments. The Company objected to these claims and initiated legal processes which are still pending. The maximum loss, excluding accrued interest, of the company arising from several disputes could be TL 339,385.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2016 (31 December 2015: None).

18.3	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax and tax penalty on Turkcell in the amount of TL 211,056 principal and TL 316,583 totaling to TL 527,639 based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that Turkcell should pay Special Communication Tax over the prepaid card sales made by the distributors. Turkcell filed 60 lawsuits before the Tax Courts for the cancellation of each tax and tax penalty demand.

Respective Courts accepted 24 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2008 and 2009. Large Taxpayer Office appealed the decisions. Turkcell replied this requests.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2011. Turkcell appealed the decisions regarding the parts against Turkcell. The Large Tax Payers Office appealed the decisions regarding the parts against the Large Tax Payers Office. The Council of State rejected the stay of execution requests, made during the appeal process by Turkcell.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against Turkcell for the year 2011 by offsetting the receivables of Turkcell from Public Administrations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Commitments and Contingencies (continued)

18.3	Dispute on Special Communication Tax (continued)

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2010 (TL 65,950). The Company appealed the decisions regarding the parts against Turkcell.

The Court rejected the other 12 cases filed for the cancellation of the fined tax assessment (TL 122,802), related to the year 2012. Turkcell appealed the respective decisions.

In the case of payments, Turkcell shall pay the amounts subject to aforementioned lawsuits with their accrued interest. This interest would be calculated as a case by case basis. Accordingly, the interest that may be paid in some or all of the cases, could amount to a significant portion of the tax assessment.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and any notification has been received regarding the result of the investigation by Turkcell.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2016 (31 December 2015: None).

18.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011 and 2012 which are the essential for the payment of radio utilization and usage fees. As result of the investigations, ICTA imposed 3 dividual administrative fine to the Company in the total amount of TL 8,251. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount.  The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 196,383. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, 2012 and July – December 2013 on the radio utilization and usage fees, with its accrued interest, which will be calculated. The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The cases are pending.

On the other hand, the related investigations on the same subjects for periods of 2013 and 2014 are currently pending and according to the inquiry of investigations which are notified to the Company, it is alleged that the amount of 21,315 TL have been paid deficiently. The inquiry of investigation for the period of 2013 was notified to the Company and the Company’s written defense was submitted to ICTA within due date. The inquiry of investigation for the period of 2014 was notified to the Company and Company’s written defense will be submitted to ICTA within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2016 (31 December 2015: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Commitments and Contingencies (continued)

18.5	Other ongoing lawsuits

Within brief consolidated financial statements prepared as of 31March 2016, obligations which are related to following ongoing disputes have been evaluated.

In the consolidated financial statements regarding the probability of an outflow of resources embodying economic benefits to settle the obligation, provisions amounting to TL 3,517 TL was recognized.

Subject	Anticipated Maximum Risk (excluding accrued interest)	Provision
Disputes related with Law on the Protection of Competition	204,026	-
Disputes related with ICTA	28,725	3,517
Other disputes	5,225	-

19.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 March 2016 and 31 December 2015, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is TL 11,906 and TL 25,853 for the three months ended 31 March 2016 and 2015, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Due from related parties – short term	31 March 2016	31 December 2015
Vimpelcom OJSC (“Vimpelcom”)	4,207	5,223
Megafon OJSC (“Megafon”)	2,051	1,592
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,525	83
Azercell Telekom MMC (“Azercell”)	609	633
GSM Kazakhstan Ltd (“Kazakcell”)	331	1,662
Millenicom Telekomunikasyon AS (“Millenicom”)	-	784
Other	1,806	1,783
	10,529	11,760

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Related parties (continued)

Due from related parties short term is shown net of allowance for doubtful debts amounting to TL 325 as at 31 March 2016 (31 December 2015: TL 302).

Due from Vimpelcom, Megafon, Azercell and Millenicom resulted from telecommunications services such as interconnection and roaming.

Due from Krea resulted from rental circuit system, corporate internet services and data center services.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Due to related parties – short term	31 March 2016	31 December 2015
Kyivstar GSM JSC (“Kyivstar”)	1,433	1,375
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,253	3,491
Other	1,946	1,689
	4,632	6,555

Due to Kyivstar mainly resulted from rendering telecommunications services such as interconnection and roaming.

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 16.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Three months ended 31 March
Revenues from related parties	2016	2015
Sales to Vimpelcom
Telecommunications services	7,471	5,123
Sales to Kyivstar
Telecommunications services	6,423	11,993
Sales to Megafon
Telecommunications services	4,678	4,415
Sales to Teliasonera International
Telecommunications services	2,677	5,457
Sales to Krea
Call center, fixed line services, rent and interest charges	1,121	1,296
Sales to Millenicom Telekomunikasyon AS (“Millenicom”) (*)
Telecommunications services	997	1,919
Sales to KVK Teknoloji(**)
Simcard and prepaid card sales	-	96,108

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Related parties (continued)

	Three months ended 31 March
Related party expenses	2016	2015
Charges from Kyivstar
Telecommunications services	9,790	14,446
Charges from Hobim
Invoicing and archiving services	6,547	7,224
Charges from Krea
Digital television broadcasting services	2,988	2,573
Charges from Teliasonera International
Telecommunications services	1,375	1,463
Charges from Megafon
Telecommunications services	623	1,457
Charges from Vimpelcom
Telecommunications services	540	1,952
Charges from Millenicom (*)
Telecommunications services	180	939
Charges from KVK Teknoloji (**)
Dealer activation fees and others	-	34,861

(*)  Millenicom’s shares held by Cukurova Group have been acquired by EWE Turkey Holding on 21 January 2016. Millenicom income and expenses include the transactions until 21 January 2016.

(**) KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015. KVK Teknoloji expenses include the transactions until 6 July 2015.

The significant agreements are as follows:

Transactions with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Kyivstar is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Teliasonera International:

Teliasonera International, one of the shareholders of the Company, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Related parties (continued)

Transactions with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

The Company’s subsidiary Global Bilgi is also providing call center services for Krea.

Çukurova Holding has signed a share purchase agreement with BeIN Media Group related to the sale of their shares in Krea. Share transfer is not finalized as at 31 March 2016.

Transactions with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 March 2016 and 31 December 2015 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2016 (%)	2015 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100

Turkcell Satis	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and Development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Telecommunications	100	100
Beltur	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	GSM services	100	100
Euroasia	Netherlands	Telecommunications	100	100
lifecell (*)	Ukraine	Telecommunications	100	100
Turkcell Finansman A.Ş (**)	Turkey	Consumer financing services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

(*)	The trade name of Astelit has changed as “lifecell LLC” as at 2 February 2016.
(**)	As at 22 October 2015, the consumer financing company is incorporated and has received official authorization as at 21 January 2016.

According to resolution of Extraordinary General Assembly Meeting of Inteltek, the shareholders have resolved capital decrease amount of TL 20,000 on 24 March 2016 (Including inflation adjustment equivalent to TL 23,391). The payment to the shareholders is planned to be executed subsequent to completion of capital decrease procedure.

21.	Subsequent events

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2016	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development